SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

E2OPEN, INC.

(Name of Subject Company (Issuer))

EAGLE ACQUISITION SUB, CORP.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

EAGLE PARENT HOLDINGS, LLC

(Name of Filing Persons (Parent of Offeror))

INSIGHT VENTURE PARTNERS IX, L.P.

INSIGHT VENTURE PARTNERS IX (CO-INVESTORS), L.P.

INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P.

INSIGHT VENTURE PARTNERS (DELAWARE) IX, L.P.

(Names of Filing Persons (Others))

Common Stock, par value $0.001 Per Share

(Including the Associated Rights)

(Title of Class of Securities)

29788A104

(CUSIP Number of Class of Securities)

Eagle Acquisition Sub, Corp.

Eagle Parent Holdings, LLC

c/o Blair Flicker

Insight Venture Management, LLC

1114 Avenue of the Americas

36th Floor

New York, NY 10036

(212) 230-9200

(Name, address and telephone number of person authorized to receive notices andcommunications on behalf of filing person)

Copy to:

Gordon R. Caplan

Morgan D. Elwyn

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$272,626,250.67	$31,679.17
*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (together with the associated rights issued pursuant to the Preferred Shares Rights Agreement, dated January 16, 2015, by and between E2open, Inc. and Computershare Trust Company, N.A., the “Shares”), of E2open, Inc. (“E2open”), at a purchase price of $8.60 per Share, net to the holder thereof in cash, without interest thereon and subject to any required tax withholding. The underlying value of the transaction was calculated based on the sum of: (i) 29,320,462 issued and outstanding Shares, multiplied by $8.60 per Share; (ii) 1,215,381 Shares underlying outstanding options with an exercise price that is less than $8.60 per Share, multiplied by $4.87 per Share (which is equal to the difference between $8.60 and $3.73, the weighted average exercise price of such options that have an exercise price that is less than $8.60 per Share); (iii) 1,334,114 Shares subject to restricted stock units which are subject to only time-based vesting, multiplied by $8.60 per Share; and (iv) 357,906 Shares subject to restricted stock units which are subject to performance-based vesting for which the financial results have not been certified by E2open’s Audit Committee as of the Effective Time or for which a Catch-Up Opportunity (as defined in Section 11—“Merger Agreement; Other Agreements—The Merger Agreement—Treatment of Options and Restricted Stock; Stock Plans”) remains available (based upon the target number of Shares subject to such restricted stock units), multiplied by $8.60 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, is calculated by multiplying the transaction valuation by 0.0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	☒ Not applicable	Filing party:	☒ Not applicable
Form or Registration No.:	☒ Not applicable	Date filed:	☒ Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Eagle Acquisition Sub, Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eagle Parent Holdings, LLC, a Delaware limited liability company (“Parent”), for all of the outstanding shares of common stock, par value $0.001 per share (together with the associated rights (the “Rights”) issued pursuant to the Preferred Shares Rights Agreement, dated January 16, 2015, by and between E2open, Inc. and Computershare Trust Company, N.A., the “Shares”) of E2open, Inc., a Delaware corporation (“E2open”), at a price of $8.60 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated February 26, 2015 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All of the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

E2open, Inc.

4100 East Third Avenue

Suite 400

Foster City, CA 94404

(650) 645-6500

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of February 25, 2015, based on information provided by E2open, there were (i) 29,320,462 Shares issued and outstanding, (ii) 2,228,854 Shares issuable upon the exercise of outstanding stock options to purchase Shares, (iii) 1,334,114 Shares subject to restricted stock units which are subject to only time-based vesting, and (iv) 357,906 Shares subject to restricted stock units which are subject to performance-based vesting for which the financial results have not been certified by E2open’s Audit Committee as of the Effective Time or for which a Catch-Up Opportunity (as defined in Section 11—“Merger Agreement; Other Agreements—The Merger Agreement—Treatment of Options and Restricted Stock; Stock Plans”) remains available (based upon the target number of Shares subject to such restricted stock units). The information set forth in the INTRODUCTION of the Offer to Purchase and under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

Item 4. Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER—Section 1 (“Terms of the Offer”)

THE TENDER OFFER—Section 2 (“Acceptance for Payment and Payment for Shares”)

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 4 (“Withdrawal Rights”)

THE TENDER OFFER—Section 5 (“Certain United States Federal Income Tax Consequences”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements—The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for E2open—Purpose of the Offer”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with E2open”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for E2open”)

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for E2open”) is incorporated herein by reference.

(c) (1)–(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with E2open”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for E2open”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7. Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 15 (“Certain Conditions to the Offer”)

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

(b) Securities Transactions. None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 18 (“Fees and Expenses”)

Item 10. Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with E2open”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for E2open”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 26, 2015

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Notice of Guaranteed Delivery

(a)(1)(F)	Summary Advertisement as published in the New York Times on February 26, 2015

(a)(2)(A)	Tender and Support Agreement, dated February 4, 2015, by and among Eagle Parent Holdings, LLC, Eagle Acquisition Sub, Corp., Crosspoint Venture Partners 2000, L.P. and Crosspoint Venture Partners 2000 (Q), L.P. (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by Eagle Parent Holdings, LLC, Eagle Acquisition Sub, Corp., Insight Venture Partners IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., Insight Venture Partners (Cayman) IX, L.P., Insight Venture Associates IX, L.P., Insight Venture Associates IX, Ltd., and Insight Holdings Group, LLC with the Securities and Exchange Commission on February 17, 2015)

(a)(2)(B)	Tender and Support Agreement, dated February 4, 2015, by and among Eagle Parent Holdings, LLC, Eagle Acquisition Sub, Corp., Mumford Family Trust, Mumford Lana’i LLC and Mumford CVP 2000 L.P. (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed by Eagle Parent Holdings, LLC, Eagle Acquisition Sub, Corp., Insight Venture Partners IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., Insight Venture Partners (Cayman) IX, L.P., Insight Venture Associates IX, L.P., Insight Venture Associates IX, Ltd., and Insight Holdings Group, LLC with the Securities and Exchange Commission on February 17, 2015)

(a)(5)	Press release of E2open, Inc., issued on February 5, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Eagle Acquisition Sub, Corp. and Eagle Parent Holdings, LLC with the Securities and Exchange Commission on February 5, 2015)

(b)	None

(d)(1)	Agreement and Plan of Merger, dated as of February 4, 2015, by and among Eagle Parent Holdings, LLC, Eagle Acquisition Sub, Corp. and E2open, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by E2open, Inc. with the Securities and Exchange Commission on February 5, 2015)

(d)(2)	Confidentiality Agreement, dated November 26, 2014, between E2open, Inc. and Insight Venture Partners, LLC

(d)(3)	Waiver to Confidentiality Agreement, dated January 22, 2015, by and between E2open, Inc. and Insight Venture Partners, LLC

(d)(4)	Consent under Confidentiality Agreement, dated February 2, 2015, by and between E2open, Inc. and Insight Venture Partners, LLC

(d)(5)	Commitment Letter, dated February 4, 2015, by and among Insight Venture Partners (Cayman) IX, L.P., Eagle Parent Holdings, LLC and E2open, Inc.

(d)(6)	Commitment Letter, dated February 4, 2015, by and among Insight Venture Partners IX (Co-Investors), L.P., Eagle Parent Holdings, LLC and E2open, Inc.

(d)(7)	Commitment Letter, dated February 4, 2015, by and among Insight Venture Partners IX, L.P., Eagle Parent Holdings, LLC and E2open, Inc.

(d)(8)	Limited Guarantee, dated as of February 4, 2015, by Insight Venture Partners (Cayman) IX, L.P., in favor of E2open, Inc.

(d)(9)	Limited Guarantee, dated as of February 4, 2015, by Insight Venture Partners IX (Co-Investors), L.P. in favor of E2open, Inc.

(d)(10)	Limited Guarantee, dated as of February 4, 2015, by Insight Venture Partners IX, L.P. in favor of E2open, Inc.

(g)	None

(h)	None

Item 13. Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EAGLE ACQUISITION SUB, CORP.

By:	/s/ Blair Flicker

Name:	Blair Flicker
Title:	Secretary

EAGLE PARENT HOLDINGS, LLC

By:	/s/ Blair Flicker

Name:	Blair Flicker
Title:	Secretary

INSIGHT VENTURE PARTNERS IX, L.P.

By:	Insight Venture Associates IX, L.P.
Its:	General Partner

By:	Insight Venture Associates IX, Ltd.
Its:	General Partner

By:	/s/ Blair Flicker

Name:	Blair Flicker
Title:	Authorized Officer

INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P.

By:	Insight Venture Associates IX, L.P.
Its:	General Partner

By:	Insight Venture Associates IX, Ltd.
Its:	General Partner

By:	/s/ Blair Flicker

Name:	Blair Flicker
Title:	Authorized Officer

INSIGHT VENTURE PARTNERS IX (CO-INVESTORS), L.P.

By:	Insight Venture Associates IX, L.P.
Its:	General Partner

By:	Insight Venture Associates IX, Ltd.
Its:	General Partner

By:	/s/ Blair Flicker

Name:	Blair Flicker

Title:	Authorized Officer

INSIGHT VENTURE PARTNERS (DELAWARE) IX, L.P.

By:	Insight Venture Associates IX, L.P.
Its:	General Partner

By:	Insight Venture Associates IX, Ltd.
Its:	General Partner

By:	/s/ Blair Flicker

Name:	Blair Flicker
Title:	Authorized Officer

Date: February 26, 2015

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 26, 2015

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Notice of Guaranteed Delivery

(a)(1)(F)	Summary Advertisement as published in the New York Times on February 26, 2015

(a)(2)(A)	Tender and Support Agreement, dated February 4, 2015, by and among Eagle Parent Holdings, LLC, Eagle Acquisition Sub, Corp., Crosspoint Venture Partners 2000, L.P. and Crosspoint Venture Partners 2000 (Q), L.P. (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by Eagle Parent Holdings, LLC, Eagle Acquisition Sub, Corp., Insight Venture Partners IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., Insight Venture Partners (Cayman) IX, L.P., Insight Venture Associates IX, L.P., Insight Venture Associates IX, Ltd., and Insight Holdings Group, LLC with the Securities and Exchange Commission on February 17, 2015)

(a)(2)(B)	Tender and Support Agreement, dated February 4, 2015, by and among Eagle Parent Holdings, LLC, Eagle Acquisition Sub, Corp., Mumford Family Trust, Mumford Lana’i LLC and Mumford CVP 2000 L.P. (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed by Eagle Parent Holdings, LLC, Eagle Acquisition Sub, Corp., Insight Venture Partners IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., Insight Venture Partners (Cayman) IX, L.P., Insight Venture Associates IX, L.P., Insight Venture Associates IX, Ltd., and Insight Holdings Group, LLC with the Securities and Exchange Commission on February 17, 2015)

(a)(5)	Press release of E2open, Inc., issued on February 5, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Eagle Acquisition Sub, Corp. and Eagle Parent Holdings, LLC with the Securities and Exchange Commission on February 5, 2015)

(d)(1)	Agreement and Plan of Merger, dated as of February 4, 2015, by and among Eagle Parent Holdings, LLC, Eagle Acquisition Sub, Corp. and E2open, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by E2open, Inc. with the Securities and Exchange Commission on February 5, 2015)

(d)(2)	Confidentiality Agreement, dated November 26, 2014, between E2open, Inc. and Insight Venture Partners, LLC

(d)(3)	Waiver to Confidentiality Agreement, dated January 22, 2015, by and between E2open, Inc. and Insight Venture Partners, LLC

(d)(4)	Consent under Confidentiality Agreement, dated February 2, 2015, by and between E2open, Inc. and Insight Venture Partners, LLC

(d)(5)	Commitment Letter, dated February 4, 2015, by and among Insight Venture Partners (Cayman) IX, L.P., Eagle Parent Holdings, LLC and E2open, Inc.

(d)(6)	Commitment Letter, dated February 4, 2015, by and among Insight Venture Partners IX (Co-Investors), L.P., Eagle Parent Holdings, LLC and E2open, Inc.

(d)(7)	Commitment Letter, dated February 4, 2015, by and among Insight Venture Partners IX, L.P., Eagle Parent Holdings, LLC and E2open, Inc.

(d)(8)	Limited Guarantee, dated as of February 4, 2015, by Insight Venture Partners (Cayman) IX, L.P., in favor of E2open, Inc.

(d)(9)	Limited Guarantee, dated as of February 4, 2015, by Insight Venture Partners IX (Co-Investors), L.P. in favor of E2open, Inc.

(d)(10)	Limited Guarantee, dated as of February 4, 2015, by Insight Venture Partners IX, L.P. in favor of E2open, Inc.